

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via U.S. Mail
Charles Miller
Chief Executive Officer
Bluforest, Inc.
Ave. Republica del Salvador y Shyris Edificio Onix
Piso 10-C, Quito Ecuador

> **Re: Bluforest, Inc.**
> **Form 10-K for Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 000-53614**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2012

General

1. We note the current reports disclosing corporate actions such as reverse splits and changes to your authorized shares (e.g., on February 6, 2012 and June 9, 2011). We are unable to locate information statements filed with respect to such corporate actions. With a view to revised disclosure regarding such actions, please advise us and confirm that for future corporate actions you will file information statements as required by Rule 14c-2 of the Exchange Act.

Certain Relationships and Related Transactions and Director Independence, page 31

2. We note that the February 2012 ORE Acquisition Agreement filed on February 22, 2012 designates Mr. Charlie Miller for notices to ORE. Please advise if this is a related party and provide Item 404 disclosure as appropriate.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 5- Property for Developing carbon assets

2) Purchase of Acquisition Agreement – Property One (1), page F-13

3. We note from your disclosure that on March 30, 2012 you entered into a purchase acquisition agreement with Global Environmental Investments Limited for the right to control property in Equador through a voting trust agreement between Global Environmental Investments Limited and Fundacion Nelson Velasco Aguirre. It appears from your disclosure that you accounted for this transaction as a business combination under FASB ASC 805. Please provide us with a detailed discussion of the following:

   • Please provide us with a detailed analysis of the relationship between the parties involved in this transaction (Bluforest, Global Environmental Investments Limited and Fundacion Nelson Velasco Aguirre).
   • Please provide a detail of the officers and Board of Directors of Bluforest prior to the purchase acquisition agreement.
   • Please provide a detail of the officers and Board of Directors of Bluforest subsequent to the purchase acquisition agreement.
   • It appears from your disclosure that 75% of the total issued and outstanding shares of common stock were transferred to Global Environmental Investments Limited in exchange for the right to the property. Please provide us with a detailed discussion of how you considered this "change in control" when accounting for this transaction as a business combination.
   • Please provide us with a detailed discussion of how you determined a fair market value of $240 for your common stock value at the date of the transaction and cite the specific authoritative literature you utilized to support your accounting treatment, particularly considering that as part of this acquisition agreement you paid $60,000 of outstanding debt with 833,333 shares of common stock resulting in a stock value of approximately $0.07 per share.

(2) Purchase of Acquisition Agreement – Property Two (2), page F-15

4. We note that you have recorded an asset with a value of $173,875,000, but the shares to be exchanged for the acquisition of that asset remain in escrow as of December 31, 2012

until the definitive transfer of the property occurs. We further note that as of September 30, 2013, per the Form 10-Q filed November 18, 2013, it appears that the definitive transfer has not occurred. Please provided us with a detailed discussion to support your accounting treatment and valuation of the asset based on an acquisition agreement that does not appear to have been consummated and cite the specific authoritative literature you utilized to support your accounting treatment.

Exhibits

5. Please advise us why you have not filed the March 15, 2012 Mainland Consultant Agreement referenced on page F-14, the March 16, 2012 Voting Trust Agreement referenced on page 6, the November 12, 2012 and December 24, 2012 Certified Emission Reductions Pre-sale and Purchase Agreements referenced on page F-16, or the land purchase agreements referenced on page 6. Please refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining